Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

CRAIG L. GODSHALL craig.godshall@dechert.com +1 215 994 2491 Direct +1 215 655 2491 Fax

May 6, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Angela Halac and Mr. William Kearns

Re:	Shermen WSC Acquisition Corp. Preliminary Proxy Statement on Form 14A Filed on May 4, 2009 File No. 0-52642

Dear Ms. Halac and Mr. Kearns:

On May 4, 2009, Shermen WSC Acquisition Corp. (the “Company”) submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Preliminary Proxy Statement (the “Proxy Statement”), originally filed with the Commission on January 20, 2009, as revised by the versions of the Proxy Statement filed with the Commission on March 11, 2009 and April 13, 2009.

As requested during the Company’s conference call with the staff of the Commission (the “Staff”) on May 6, 2009, on behalf of the Company, we are providing supplementary information relating to the ED&F Man 2009 Employee Trust, a trust organized under the law of Jersey (the “Employee Trust”) to purchase shares of the Company’s common stock prior to the closing of the business combination, which is based on information provided to the Company by ED&F Man.

As disclosed in the Proxy Statement, the purpose of the Employee Trust is to provide employees of ED&F Man or its affiliates (“ED&F Man Employees”) who own ordinary shares of ED&F Man Holdings Limited (“ED&F Man Shares”) with an opportunity to acquire shares of the Company’s common stock in exchange for some or all of their ED&F Man Shares.  An affiliate of ED&F Man has provided $30 million in cash to the Employee Trust to acquire shares of the Company’s common stock.  The Employee Trust has used substantially all of that cash to acquire shares of the Company’s common stock through transactions in the open market.  As of May 4, 2009, the date of filing of the revised Proxy Statement, ED&F Man Employees have agreed to exchange approximately $22.2 million in value of ED&F Man Shares for shares of the Company’s common stock. The ED&F Man Employees may also elect to participate for the remaining amount of the shares of the Company’s common stock acquired by the Employee

Trust up to the closing date of the business combination. The Employee Trust will vote the shares of the Company’s common stock for ED&F Man Shares in favor of the business combination. At the closing of the business combination, the Employee Trust will exchange the shares of the Company’s common stock it voted in favor of the business combination in exchange for a specified number of ED&F Man Shares held by ED&F Man Employees who have elected to participate in the exchange.

In determining whether ED&F Man would beneficially own or control more than 49.5% of the shares of common stock and voting interest which it will receive upon the closing of the business combination, the Company notes the following:

•                  ED&F Man Employees who are permitted to participate in the exchange include existing ED&F Man Employees and also ED&F Man Employees who will, after the closing of the business combination, become employees of the combined company. ED&F Man precluded all directors and employees of ED&F Man who could be considered affiliates of, or acting in concert with, ED&F Man for U.K. GAAP accounting purposes and whose shares could be included in the number of shares and voting interest deemed controlled by ED&F Man from participating in the exchange in order to ensure that ED&F Man, in substance, would not become the majority stockholder of the Company.

•                  As discussed on our conference call, we have been advised that there are no terms in the Employee Trust’s governing documentation that would prevent or limit the anticipated exchange of the ED&F Man Shares for the Company’s common stock from occurring. Furthermore, while as of May 6, 2009, ED&F Man Employees have agreed to exchange a number of ED&F Man Shares which would require the Employee Trust to exchange 4,966,223 shares of the Company’s common stock or 99% of the shares of the Company’s common stock that the Employee Trust could purchase and exchange for ED&F Man shares, the Company understands that ED&F Man is highly confident that these or other ED&F Man Employees will agree to exchange ED&F Man Shares so that all of the shares of the Company’s common stock will be exchanged with ED&F Man Employees at the time of the closing of the business combination.

The Company and its advisors have considered the foregoing Employee Trust structure in determining the accounting acquirer for the presentation of the pro forma balance sheets and income statements included in the Proxy Statement. Although the employee trust, as of May 6, 2009, held 5,016,300 shares, or 17.4%, of the outstanding common stock of the Company, as described above, the Company understands that ED&F Man is highly confident that all of the shares of the Company’s common stock currently held by the Employee Trust will be exchanged by the Employee Trust with the ED&F Man Employees for ED&F Man Shares upon closing of the business combination. As a result, ED&F Man will not beneficially own or control more than the 49.5% of the Company’s common stock and voting interest following the closing of the business combination. Therefore, the Company’s current stockholders retain voting control of 50.5% of the Company’s common stock upon closing and, given this factor and its control of the board of directors, the Company continues to be considered the accounting acquirer.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

Craig L. Godshall

Partner

CLG

cc:	Alexander M. Dye Kirk D. Lipsey Vladimir Nicenko Dewey & Leboeuf LLP 1301 Avenue of the Americas New York, NY 10019